Filed Pursuant to Rule 433

Registration No. 333-155391

Registration No. 333-157024

Issuer Free Writing Prospectus dated January 30, 2009

Relating to Registration Statements on Form S-3

DexCom, Inc.

15,994,000 Shares

This free writing prospectus relates only to the securities described in, and should be read together with, the prospectus dated November 26, 2008 (the “Prospectus”) included in DexCom, Inc.’s Registration Statements on Form S-3 (Commission File Nos. 333-155391 and 333-157024) relating to these securities. The following information supplements and updates the information contained in the Prospectus.

Common stock offered by DexCom, Inc.	15,994,000 shares

Public offering price per share*	$3.00

Common stock to be outstanding after this offering (based on shares outstanding as of September 30, 2008)	45,781,628 shares

Net proceeds to DexCom, Inc.	$45,562,720

Underwriter	Piper Jaffray & Co.

* Terrance Gregg, DexCom’s Chief Executive Officer, is purchasing 150,000 shares of common stock in this offering at a price per share of $3.12, which represents the last reported bid price on the Nasdaq Global Market of DexCom’s common stock on January 29, 2009.

Dilution

DexCom’s net tangible deficit at September 30, 2008, was $(27.3) million, or $(0.92) per share, based on 29,787,628 shares of its common stock outstanding as of that date. After giving effect to the sale of 15,994,000 shares of common stock by DexCom at a public offering price of $3.00 per share, less the underwriting discounts and commissions and estimated offering expenses payable by DexCom, its net tangible book value as of September 30, 2008, would have been approximately $18.3 million, or $.40 per share. This represents an immediate increase in the net tangible book value of approximately $1.32 per share to existing stockholders and an immediate dilution of $2.60 per share to investors in this offering.

Updated Risk Factor

The disclosure set forth in the Prospectus under “Risk Factors – Abbott Diabetes Care, Inc. has filed a patent infringement lawsuit against us. If we are not successful in defending against its claims, our business could be materially impaired.” has been updated to read in substance as follows:

On August 11, 2005, Abbott Diabetes Care, Inc., or Abbott, filed a patent infringement lawsuit against us in the United States District Court for the District of Delaware, seeking a declaratory judgment that our continuous glucose monitor infringes certain patents held by Abbott. In August 2005, we moved to dismiss these claims and filed requests for reexamination of the Abbott patents with the United States Patent and Trademark Office, or the Patent Office, and by March 2006, the Patent Office ordered reexamination of each of the four patents originally asserted against us in the litigation. On June 27, 2006, Abbott amended its complaint to include three additional patents owned or licensed by Abbott which are allegedly infringed by our continuous glucose monitor. On August 18, 2006 the court granted our motion to stay the lawsuit pending reexamination by the Patent Office of each of the four patents originally asserted by Abbott, and the court dismissed one significant infringement claim. In approving the stay, the court also granted our motion to strike, or disallow, Abbott’s amended complaint in which Abbott had sought to add three additional patents to the litigation. In late 2006, the Patent Office issued a non-final rejection of all claims we submitted for reexamination in two of the Abbott patents cited in the original lawsuit. In both cases, Abbott has filed a response with the Patent Office seeking claim construction to differentiate certain claims from the prior art that we have presented, seeking to amend certain claims to overcome the prior art that we have presented, and seeking to add new claims. In response, we filed a second reexamination request with the Patent Office challenging each of Abbott’s proposed amendments and in October 2007, the Patent Office ordered reexamination of each of the second reexamination requests. In 2008, the Patent Office issued non-final office actions in the merged reexamination for both patents. Abbott filed a response to the non-final office action for one of the patents. In early 2008, the Patent Office issued a non-final rejection of all claims we have submitted for reexamination in the other two patents cited in the original complaint. In both cases, Abbott filed a response with the Patent Office seeking claim construction to differentiate certain claims from the prior art we have presented, seeking to amend certain claims to overcome the prior art we have presented, and seeking to add new claims. The Patent Office subsequently issued final rejections of all claims we submitted for reexamination for both patents. In October and November 2008, Abbott filed a response to the final rejections in both reexaminations. For one of the patents, the Patent Office issued an Advisory Action stating that Abbott’s response did not place the application in condition for allowance. Abbott then filed a Notice of Appeal to the Board of Patent Appeals and Interferences within the Patent Office in December 2008. The Patent Office has not responded to Abbott’s response to the final office action for the other patent. Also, in late 2008, the Company submitted second reexamination requests for these two patents. The Patent Office denied both requests in December 2008.

Subsequent to the court’s August 18, 2006 order striking Abbott’s amended complaint, Abbott filed a separate action in the U.S. District Court for the District of Delaware alleging patent infringement of the three additional patents it had sought to include in the litigation discussed above. We believe this complaint, like the first, is without merit and we intend to vigorously contest the action. To that end, we filed requests with the Patent Office to reexamine each of the three additional patents cited by Abbott and on September 7, 2006, we filed a motion to strike Abbott’s new complaint on the grounds that it is redundant of claims Abbott already improperly attempted to inject into the original case, and because the original case is now stayed, Abbott must wait until the court lifts that stay before it can properly ask the court to consider these claims. Alternatively, we asked the court to consolidate the new case with the original case and thereby stay the entirety of the case pending conclusion of the reexamination proceedings in the Patent Office. On September 30, 2007, the court granted our motion to consolidate the cases and stay the entirety of the case pending conclusion of the reexamination proceedings in the Patent Office relating to all seven patents asserted against us. In February 2007, the Patent Office ordered reexamination of each of the three patents cited in this new lawsuit and in June 2007, the Patent Office issued a non-final rejection of all claims we submitted for reexamination in two of the Abbott patents cited in the new lawsuit. In each of these cases, Abbott filed a response with the Patent Office seeking claim construction to differentiate certain claims from the prior art we have presented, seeking to amend certain claims to overcome the prior art we have presented, and seeking to add new claims. In response, we filed a second reexamination request with the Patent Office challenging each of Abbott’s proposed amendments and by February 2008, the Patent Office had ordered reexamination of each of the second reexamination requests, one of which is under final rejection as of October 2008. Abbott has responded to the final rejection by filing an after final amendment. In March 2008, the Patent Office issued a Notice of Intent to Issue a Reexamination Certificate, confirming the claims of the third of the additional three patents asserted by Abbott. The Reexamination Certificate issued on July 8, 2008. In response, we filed another reexamination request on this patent, which was ordered in June of 2008. In October of 2008 the Patent Office issued a non-final Office Action, rejecting claims 1-3 but confirming patentability of claim 4. The Company filed another reexamination request for claim 4 in November 2008 and the Patent Office ordered the reexamination of claims 1 and 4 in December 2008. On a separate patent, the Patent Office merged two previous reexamination proceedings and no substantive office action has been issued to date. For a third patent, the Patent Office merged two previous reexamination proceedings in July 2008. The Patent Office issued an Intent to Issue a Reexamination Certificate in November 2008, and a Reexamination Certificate issued in January 2009. The Company filed another reexamination request on this patent in December 2008. The Patent Office has not decided on this new request to date.

In 2008, Abbott copied claims from certain of DexCom’s applications, and stated that it may seek to provoke an interference with certain of DexCom’s pending applications in the Patent Office. If the interference is declared and Abbott prevails in the interference, DexCom would lose certain patent rights to the subject matter defined in the interference. Also in 2008, Abbott has filed reexamination requests seeking to invalidate two of DexCom’s patents in the Patent Office. In both reexamination requests, the Patent Office has ordered the reexamination and issued non-final office actions and we have responded to those non-final office actions by seeking claim construction to differentiate certain claims from the prior art, seeking to amend certain claims to overcome the prior art, and canceling certain claims.

Although it is our position that Abbott’s assertions of infringement have no merit, and that the potential interference and reexamination requests have no merit, neither the outcome of the litigation nor the amount and range of potential fees associated with the litigation, potential interference or reexamination requests can be assessed. No assurances can be given that we will prevail in the lawsuit or that we can successfully defend ourselves against the claims made by Abbott, and we expect to incur significant costs in defending the action, which could have a material adverse effect on our business and our results of operations regardless of the final outcome of such litigation. Subject to the stay, Abbott could immediately seek a preliminary injunction that, if granted, would force us to stop making, using, selling or offering to sell our products. Our SEVEN is our only current product that is approved for commercial sale, and if we were forced to stop selling it, our business and prospects would suffer. We cannot assure you that Abbott will not file for a preliminary injunction, that we would be successful in defending against such an action if filed or that we can successfully defend ourselves against the claim. In addition, defending against this action could have a number of harmful effects on our business, including those discussed in the following risk factor, regardless of the final outcome of such litigation.

DexCom, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents DexCom has filed with the SEC for more complete information about DexCom and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies of the final prospectus relating to the offering, when available, may be obtained from the prospectus department of Piper Jaffray & Co. (800 Nicollet Mall, Suite 800, Attention: Equity Capital Markets, Minneapolis, MN 55402, by phone at 800.747.3924 or by fax at 612.303.1070).